Exhibit 12.01

VALERO L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$149,885	$110,069	$77,074	$67,177	$52,350
Add:
Fixed charges	75,829	46,211	21,625	16,443	5,492
Amortization of capitalized Interest	126	80	60	55	48
Distributions from joint ventures	5,268	4,657	1,373	2,803	3,590
Less: Interest capitalized	(1,758)	(1,008)	(192)	(123)	(255)

Total earnings	$229,350	$160,009	$99,940	$86,355	$61,225

Fixed charges:
Interest expense (1)	$68,241	$41,616	$20,630	$15,291	$4,968
Amortization of debt issuance costs	726	622	407	740	160
Interest capitalized	1,758	1,008	192	123	255
Rental expense interest factor (2)	5,104	2,965	396	289	109

Total fixed charges	$75,829	$46,211	$21,625	$16,443	$5,492

Ratio of earnings to fixed charges	3.0x	3.5x	4.6x	5.3x	11.1x

(1)	The “interest and other expense, net” reported in Valero L.P.’s consolidated statements of income for the year ended December 31, 2006 and the year ended December 31, 2005 includes investment income of $2,701,000 and $850,000, respectively and includes other income (expense) of $4,839,000 and ($2,237,000), respectively.
(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.